EXHIBIT 12

STERLING BANCORP AND SUBSIDIARIES
STATEMENT RE COMPUTATION OF RATIOS

	Years Ended December 31,
	2012		2011		2010
Fixed Charges and Preferred Dividends:
Interest expense	$10,982		$12,987		$15,583
Capitalized debt expense trust preferred	44		44		44
Estimated interest in rent	1,774		1,889		1,738
Pre-tax amount of preferred dividends	—		2,569		3,384
Fixed charges and preferred dividends (B)	12,800		17,489		20,749
Less interest on deposits	(6,738)		(8,438)		(9,588)
Fixed charges and preferred dividends excluding interest on deposits (D)	$6,062		$9,051		$11,161
Earnings:
Pre-tax income	$28,553		$21,792		$9,184
Fixed charges and preferred dividends	12,800		17,489		20,749
Total earnings (A)	41,353		39,281		29,933
Less interest on deposits	(6,738)		(8,438)		(9,588)
Total earnings excluding interest on deposits (C)	$34,615		$30,843		$20,345
Ratio of earnings to fixed charges and preferred dividends
Including interest on deposits (A)/(B)	3.23	x	2.25	x	1.44	x
Excluding interest on deposits (C)/(D)	5.71	x	3.41	x	1.82	x